UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2010
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: o

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 10, 2010.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: March 10, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated March 10, 2010

ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2009 RESULTS

2009 revenues increased by 7.4% YoY to $2,832 million;

Net profit of $215 million and EPS of $5.00;

Backlog of orders over $5 billion

Haifa, Israel, March 10, 2010 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense electronics company, today reported its consolidated results for the fourth quarter and full year ended December 31, 2009.

Fourth quarter 2009 results:

Revenues for the fourth quarter of 2009 increased by 2.4% to $714.7 million, as compared to $697.9 million in the fourth quarter of 2008.

Gross profit for the fourth quarter of 2009 increased by 5.3% to $212.0 million (29.7% of revenues), as compared to gross profit of $201.4 million (28.9% of revenues) in the fourth quarter of 2008.

Net research and development expenses for the fourth quarter of 2009 were $61.8 million (8.7% of revenues), as compared to $63.9 million (9.2% of revenues) in the fourth quarter of 2008.

Marketing and selling expenses for the fourth quarter of 2009 were $59.4 million (8.3% of revenues), as compared to $41.9 million (6.0% of revenues) in the fourth quarter of 2008. The increased level of marketing and selling expenses in the quarter reflected increased efforts by the Company in pursuit of a wide range of business opportunities in various international markets.

General and administrative expenses for the fourth quarter of 2009 were $32.5 million (4.5% of revenues), as compared to $32.4 million (4.6% of revenues) in the fourth quarter of 2008.

Net financial expenses for the fourth quarter of 2009 were $7.4 million, as compared to $3.8 million in the fourth quarter of 2008.

Taxes on income for the fourth quarter of 2009 were $0.4 million (effective tax rate of 0.8%), as compared to taxes on income of $26.3 million (effective tax rate of 17.7%) in the fourth quarter of 2008. The change in the effective tax rate was attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Company’s entities generate taxable income, as well as tax adjustments from prior years in some of the Company’s subsidiaries.

Equity in net earnings of affiliated companies and partnership for the fourth quarter of 2009 decreased to $4.9 million (0.7% of revenues), as compared to $6.4 million (0.9% of revenues) in the fourth quarter of 2008.

     Earning Release

Net income attributable to non-controlling interests for the fourth quarter of 2009 was $3.0 million, as compared to $23.3 million in the fourth quarter of 2008. The decrease in net income attributable to non-controlling interests was mainly a result of the Company’s purchase during the second quarter of 2009 of the remaining 49% of Kinetics Ltd.’s shares. Subsequently, Kinetics became a wholly-owned subsidiary of Elbit Systems.

During the fourth quarter of 2008, the Company sold its holdings in Mediguide Inc., a non-core subsidiary in which the Company owned a 41.3% interest on a fully diluted basis, to St. Jude Medical. The Company recorded a net income of $74.4 million in the fourth quarter of 2008 from this sale. In addition, there was a one-time impairment charge of $10.5 million relating to Sandel Avionics, Inc., a U.S. company in which the Company invested $12.4 million in 2007. Thus the aggregate contribution to the 2008 fourth quarter’s results from these one-time effects was an additional $63.9 million to net profit.

Net income attributable to the Company’s ordinary shareholders for the fourth quarter of 2009 was $53.7 million (7.5% of revenues), as compared with $105.3 million (15.1% of revenues) in the fourth quarter of 2008. Excluding the gain due to Mediguide’s sale and the Sandel write-off mentioned above, net income for the fourth quarter of 2008 was $41.4 million.

Diluted net earnings per share attributable to the Company’s ordinary shareholders for the fourth quarter of 2009 were $1.24, as compared with $2.48 for the fourth quarter of 2008. Excluding the above-mentioned gain due to the Mediguide sale and the Sandel write-off, earnings attributable to the Company’s ordinary shareholders was $0.98 per share for the fourth quarter of 2008.

Full year 2009 results:

Revenues for the year ended December 31, 2009 increased by 7.4% to $2,832 million, as compared to $2,638 million in the year ended December 31, 2008. The growth in the Company’s revenues was driven by an increase in sales in the Airborne Systems, Electro-optics and C4I Systems’ areas of operations.

Gross profit for the year ended December 31, 2009 increased by 10.7% to $849.5 million (30.0% of revenues), as compared with gross profit of $767.4 million (29.1% of revenues) in the year ended December 31, 2008. The improved gross profit margin in 2009 was a result mainly of the mix of our programs, the Company’s focus on improving operating efficiencies and the strengthening of the U.S. dollar against the NIS.

Net research and development expenses for the year ended December 31, 2009 were $216.8 million (7.7% of revenues), as compared to $185.0 million (7.0% of revenues) in the year ended December 31, 2008. The increased rate of R&D expenses in 2009 was primarily a result of accelerated development programs, related to technology and products in all areas of our operations, as well as increased engineering activities to support marketing efforts worldwide.

Marketing and selling expenses for the year ended December 31, 2009 were $251 million (8.9% of revenues), as compared to $198.3 million (7.5% of revenues) in the year ended December 31, 2008. The increase in 2009 is mainly due to enhanced marketing efforts in existing markets, such as the United States and Brazil, as well as development of markets relatively new to us such as Australia and certain European countries.

     Earning Release

General and administrative (“G&A”) expenses for the year ended December 31, 2009 were $119.3 million 4.2% of revenues), as compared to $134.2 million (5.1% of revenues) in the year ended December 31, 2008. The decrease in the total dollar amount in G&A expenses in 2009 compared to 2008 was due in part to costs incurred in 2008 related to the settlement agreement relating to the lawsuit between IS&S and Kollsman. In general, the Company reduced its G&A expenses due to efficient management of expenses as well as the strengthening of the U.S. dollar against NIS in 2009 compared to 2008.

Net financial expenses for the year ended December 31, 2009 were $15.6 million, as compared to $36.8 million in the year ended December 31, 2008. The net finance expenses in 2008 included the impact of the other-than-temporary decline in the value of our auction rate securities in the amount of $18.7 million. Our net financing expenses in 2009 were also positively impacted by lower interest rates in the market.

Taxes on income for the year ended December 31, 2009 were $38.1 million (effective tax rate of 15.4%), as compared to taxes on income of $54.4 million (effective tax rate of 17.7%) in the year ended December 31, 2008. The change in the effective tax rate was attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Company’s entities generate taxable income, as well as tax adjustments from prior years’ in some of the Company’s subsidiaries.

Equity in net earnings of affiliated companies and partnership for the year ended December 31, 2009 increased to $19.3 million (0.7% of revenues), as compared to $14.4 million (0.5% of revenues) in the year ended December 31, 2008. This was a result of both growth in revenues and operational improvements in those entities.

Net income attributable to non-controlling interests for the year ended December 31, 2009 was $13.6 million, as compared to $62.4 million in the year ended December 31, 2008. The decrease in net income attributable to non-controlling interests was mainly a result of the Company’s purchase of the remaining 49% of Kinetics Ltd.’s shares during the second quarter of 2009, subsequently making Kinetics a wholly-owned subsidiary.

Net income attributable to the Company’s ordinary shareholders for the year ended December 31, 2009 increased by 5.3% to $214.9 million (7.6% of revenues), as compared with $204.2 million (7.7% of revenues) in the year ended December 31, 2008. Net income in 2008 included a net gain of $63.9 million related to Mediguide and Sandel, as mentioned above.

Diluted net earnings per share attributable to the Company’s ordinary shareholders for the year ended December 31, 2009 were $5.00, as compared with $4.78 for the year ended December 31, 2008, an increase of 4.6%. Excluding the above-mentioned gain due to the Mediguide sale and the Sandel write-off, earnings attributable to the Company’s ordinary shareholders were $3.28 per share in 2008.

The Company’s backlog of orders for the year ended December 31, 2009 totaled $5,044 million, as compared with $5,030 million as of December 31, 2008. Approximately 65% of the current backlog is due to orders from outside Israel. Approximately 72% of the current backlog is scheduled to be performed during 2010 and 2011.

Operating cash flow for the year ended December 31, 2009 was $209.7 million, as compared to $209.4 million in the year ended December 31, 2008.

     Earning Release

Management Comment:

“2009 caps another good year for Elbit Systems,” commented Mr. Joseph Ackerman, President and CEO of Elbit Systems. “This was a year of building on our internal competencies while acquiring complementary technologies and broadening our offerings to the defense market. We grew our revenues level, while generating continued strong profitability and cash flow, despite a tough year for the world economy.”

Mr. Ackerman continued, “Over the past few years, our R&D efforts and investments were based on our analysis of the direction of the global defense industry. Our read has so far proven us correct and we invested in areas which have become relevant in today’s market environment. In particular, we correctly foresaw the shift of defense budgets into unmanned vehicles and systems as well as the digitization of the battlefield, and have built up significant competitive assets in these areas. We continued to broaden our product range, our operations and customer base are becoming even more global, and we are continually enhancing our foundation as one of the leaders in the defense electronics industry. Looking ahead, we believe that Elbit Systems is well positioned strategically, operationally, and financially for the coming years.”

Dividend:

The Board of Directors declared a dividend of $0.36 per share for the fourth quarter of 2009. The dividend’s record date is March 31, 2010, and the dividend will be paid on April 12, 2010, net of taxes and levies, at the rate of 16.03%.

Conference Call

The Company will host a conference call today, Wednesday, March 10, 2010, at 10:00am EST. On the call, management will review and discuss the Company’s fourth quarter and year end 2009 results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609

at: 10:00am Eastern Time; 7:00am Pacific Time; 3:00pm UK Time; 5:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5925 (Israel and International).

     Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned aircraft systems (“UAS”), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services. For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheet
Consolidated statements of income
Condense consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact: Joseph Gaspar, Executive VP & CFO Dalia Rosen, Head of Corporate Communications Elbit Systems Ltd. Tel: +972-4-831-6663 Fax: +972-4-831-6944		IR Contact: Ehud Helft / Kenny Green CCG Investor Relations +1-646-201-9246
E-mail:	j.gaspar@elbitsystems.com	elbitsystems@ccgisrael.com
dalia.rosen@elbitsystems.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

     Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	December 31 2009	December 31 2008
	Audited	Audited
Assets
Current assets:
Cash and cash equivalents	140,709	204,670
Short-term bank deposits	115,924	69,642
Available for sale marketable securities	23,639	3,731
Trade receivables, net	659,524	477,010
Other receivables and pre-paid expenses	115,856	211,988
Inventories, net of advances	569,848	644,107
Total current assets	1,625,500	1,611,148

Investment in affiliated companies, partnership and other companies	88,759	62,300
Available for sale marketable securities	12,941	2,999
Long-term bank deposits and other receivables	36,338	37,746
Deferred income taxes	7,992	9,201
Severance pay fund	274,136	238,645
	420,166	350,891

Property, plant and equipment, net	404,675	384,086
Goodwill and other intangible assets, net	603,336	594,283
Total assets	3,053,677	2,940,408

Liabilities and Shareholders' Equity
Short-term bank credit and loans	-	6,331
Current maturities of long-term loans	2,663	9,082
Trade payables	299,238	340,315
Other payables and accrued expenses	552,806	476,222
Customer advances in excess of costs incurred on contracts in progress	367,137	489,192
	1,221,844	1,321,142

Long-term loans, net of current maturities	386,534	269,760
Accrued termination liability	351,278	333,953
Deferred income taxes and tax liabilities, net	59,602	70,068
Customer advances in excess of costs incurred on contracts in progress	142,566	115,470
Other long-term liabilities	34,659	29,707
	974,639	818,958

Elbit Systems Ltd.'s shareholders' equity	832,868	723,833
Non-controlling interests	24,326	76,475
Total shareholders' equity	857,194	800,308
Total liabilities and shareholders' equity	3,053,677	2,940,408

     Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	For the Year Ended December 31,		Three Months Ended December 31,
	2009	2008	2009	2008
	Audited		Unaudited

Revenues	2,832,437	2,638,271	714,696	697,854
Cost of revenues	1,982,954	1,870,830	502,652	496,504
Gross profit	849,483	767,441	212,044	201,350

Operating expenses:
Research and development, net	216,752	184,984	61,842	63,875
Marketing and selling	250,963	198,274	59,402	41,879
General and administrative	119,311	134,182	32,506	32,416
Acquired IPR&D	-	1,000	-	1,000
Total operating expenses	587,026	518,440	153,750	139,170

Operating income	262,457	249,001	58,294	62,180

Financial expenses, net	(15,585)	(36,815)	(7,420)	(3,759)
Other income, net	458	94,294	1,326	90,064
Income before taxes on income	247,330	306,480	52,200	148,485
Taxes on income	(38,109)	(54,367)	(413)	(26,278)
	209,221	252,113	51,787	122,207

Equity in net earnings of affiliated companies and partnership	19,292	14,435	4,897	6,364
Consolidated net income	228,513	266,548	56,684	128,571

Less: net income attributable to non-controlling interests	(13,566)	(62,372)	(2,968)	(23,299)
Net income attributable to Elbit Systems Ltd.'s shareholders	214,947	204,176	53,716	105,272

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	5.08	4.85	1.26	2.50
Diluted net earnings per share	5.00	4.78	1.24	2.48
Weighted average number of shares used in computation of basic earnings per share	42,305	42,075	42,497	42,079
Weighted average number of shares used in computation of diluted earnings per share	42,983	42,758	43,253	42,475

     Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year Ended December 31,
	2009	2008
	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	228,513	266,548
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	123,473	129,437
Write-off impairment	3,017	10,514
Acquired IPR&D	-	1,000
Other-than-temporary impairment of available for sale marketable securities	-	17,885
Stock based compensation	5,134	5,067
Deferred income taxes and reserve	7,606	(8,488)
Severance, pension and termination indemnities, net	(16,773)	15,211
Gain on sale of property, plant and equipment	(723)	(1)
Gain on sale of investment	(2,734)	(100,031)
Equity in net earnings of affiliated companies and partnership, net of dividend received (*)	(1,824)	(1,866)
Change in operating assets and liabilities:
Increase in short and long-term trade receivables, and prepaid expenses	(136,224)	(39,698)
Decrease (increase) in inventories, net	75,431	(169,482)
Increase in trade payables, other payables and accrued expenses	20,223	120,734
Decrease in advances received from customers	(95,397)	(37,402)
Net cash provided by operating activities	209,722	209,428

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(107,893)	(129,241)
Acquisition of subsidiaries and business combinations	(48,234)	(20,637)
Investments in affiliated companies	(19,415)	(4,001)
Proceeds from sale of property, plant and equipment	9,055	8,779
Proceeds from sale of investment	33,026	50,254
Investment in available-for-sale debt securities	(24,004)	(19,166)
Proceeds fro sale of long-term bank deposits	12,994	939
Investment in short-term deposits	(152,457)	(62,518)
Proceeds from sale of short-term deposits	99,625	3,884
Net cash used in investing activities	(197,303)	(171,707)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	9,871	188
Purchase of non-controlling interests	(110,250)	-
Repayment of long-term bank loans	(148,652)	(333,590)
Proceeds from long-term bank loans	256,354	183,211
Dividends paid	(76,172)	(32,770)
Tax benefit in respect of options exercised	-	116
Change in short-term bank credit and loans, net	(7,531)	(13,008)
Net cash used in financing activities	(76,380)	(195,853)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(63,961)	(158,132)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	204,670	362,802
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	140,709	204,670
* Dividend received	17,468	12,569

     Earning Release

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated revenues by areas of operation:

	For the Year Ended December 31,				Three Months Ended December 31,
	2009		2008		2009		2008
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	716.9	25.3	634.7	24.1	203.7	28.5	160.3	23.0
Land systems	520.0	18.4	699.5	26.5	135.6	19.0	192.0	27.5
C4ISR systems	1,058.7	37.4	844.5	32.0	239.0	33.4	205.5	29.4
Electro-optics	406.2	14.3	336.7	12.8	98.3	13.8	111.5	16.0
Other (mainly non-defense engineering and production services)	130.6	4.6	122.9	4.6	38.1	5.3	28.6	4.1
Total	2,832.4	100.0	2,638.3	100.0	714.7	100.0	697.9	100.0

Consolidated revenues by geographical regions:

	For the Year Ended December 31,				Three Months Ended December 31,
	2009		2008		2009		2008
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	627.3	22.2	474.4	18.0	159.0	22.3	115.8	16.6
United States	813.4	28.7	907.1	34.4	210.3	29.4	253.0	36.3
Europe	728.2	25.7	653.1	24.7	177.4	24.8	158.7	22.7
Other countries	663.5	23.4	603.7	22.9	168.0	23.5	170.4	24.4
Total	2,832.4	100.0	2,638.3	100.0	714.7	100.0	697.9	100.0